United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Sara Kalin, Esq.

April 24, 2006

Re:	AFS SenSub Corp. and AFS Funding Trust Third Amended Form S-3 Shelf Registration Statement, File No. 333-130439 (the “Registration Statement”)

Dear Ms. Kalin:

We are writing to you in response to the comments that you transmitted to us on April 18, 2006 and April 20, 2006 relating to the Registration Statement that AFS SenSub Corp. and AFS Funding Trust (the “Co-Registrants”) filed with the Commission on December 19, 2005. Previously, on February 2, 2006, we submitted a response letter and an amended copy of the Registration Statement to you, responding to the initial set of comments that you transmitted to us on January 17, 2006, and on March 21, 2006 we submitted a response letter and an amended copy of the Registration Statement to you, responding to the comments that you transmitted to us on February 13, 2006. I offer the responses below on behalf of the Co-Registrants and in connection with the Amendment No. 3 to the Registration Statement that is today being filed on Form S-3/A

References in this document to the “Insured Transaction Prospectus Supplement” refer to the Form of Prospectus Supplement that is captioned on its cover page as the “Insured Transaction Form of Prospectus Supplement”, references to the “Senior-Sub Transaction Prospectus Supplement” refer to the Form of Prospectus Supplement that is captioned on its cover page as the “Senior-Subordinate Transaction Form of Prospectus Supplement” and references to the “Base Prospectus” refer to the Prospectus, each as included in the Second Amended Filing. Page references that cite to these documents refer to the hard copy blacklined versions that we have mailed to you.

1.	April 18, 2006 Comment Letter: Comment 1

We hereby confirm that we will file unqualified legal and tax opinion at the time of each takedown from the Registration Statement, in accordance with the requirements of Regulation AB and Regulation S-K.

2.	April 18, 2006 Comment Letter: Comment 2

We have provided bracketed disclosure on pages S-16 and S-34 of the Senior-Sub Transaction Prospectus Supplement regarding the inclusion of delinquent automobile loan contracts in a securitization pool. Please note that takedown securitizations that include delinquent automobile loan contracts will only include contracts that are 30-90 days delinquent (and in some cases only 30-60 days delinquent), so we have not included disclosure on more delinquent increments.

3.	April 20, 2006 Comment Letter: Comment 1

We hereby confirm that we will not incorporate a cross-collateralization feature into any takedown from the Registration Statement that substantively modifies the feature as described in our correspondence relating to this feature unless we have first discussed such modifications with the Office of Chief Counsel and received confirmation that, notwithstanding the incorporation of the modified cross-

collateralization feature, the related securities will meet the definition of “asset-backed securities” that is set forth in Regulation AB.

*    *    *

Once you have had an opportunity to review this submission, kindly contact our counsel, John P. Keiserman of Dewey Ballantine LLP by e-mail at jkeiserman@dbllp.com, by telephone at (212) 259-6723 or by fax at (212) 259-6333 with any questions or additional comments.

Very truly yours,

/s/ J. Michael May, Esq.
J. Michael May, Esq.
Chief Legal Officer, AFS SenSub Corp. and AmeriCredit Financial Services, Inc., Administrator of AFS Funding Trust

2